UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of

November 2005

Commission File Number

0-29586

    EnerNorth industries inc.

(formerly: Energy Power Systems Limited)

(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes

           No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

           No   X

If  "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):

82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth industries inc.

(formerly: Energy Power Systems Limited)

Date: November 14, 2005

By:____"Sandra J. Hall"____ ______

Sandra J. Hall,

President, Secretary & Director

Consolidated Financial Statements

First Quarter

September 30, 2005

(Unaudited)

(Expressed in Canadian Dollars)

Notice to Reader

Management has compiled the unaudited interim consolidated financial information of EnerNorth Industries Inc. consisting of the Consolidated Balance Sheet as at September 30, 2005, Consolidated Statements of Operations and Deficit and Consolidated Statements of Cash Flows and notes thereto for the period ended September 30, 2005.  All amounts are stated in Canadian Dollars.  An accounting firm has not reviewed or audited these interim consolidated financial statements.

1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1

1-416-861-1484                     www.enernorth.com

EnerNorth Industries Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
	September 30, 2005	June 30, 2005
	(unaudited)	(audited)

ASSETS
Current
Cash and cash equivalents	$4,313,902	$5,286,315
Marketable securities (Market value $3,744,833,
June 30, 2005 - $2,600,725)	2,278,973	2,394,138
Receivables	1,215,750	677,704
Total current assets	7,808,625	8,358,157

Oil and gas interests (net of accumulated
depletion)	5,125,288	4,068,549
Investment	3,129,113	3,281,950

	$16,063,026	$15,708,656

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	1,071,542	465,365
Due to shareholder	37,500	37,500
Oakwell claim (Note 7)	7,651,459	7,956,349
Total current liabilities	8,760,501	8,459,214

Site Restoration	227,160	173,204

Total liabilities	8,987,661	8,632,418

Shareholders' equity
Capital stock (Note 5)	43,339,132	43,339,132
Contributed surplus (Note 5)	152,845	149,109
Deficit	(36,416,612)	(36,412,003)
Total shareholders' equity	$7,075,365	$7,076,238

	$16,063,026	$15,708,656

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Operations and Deficit
(Unaudited)
(Expressed in Canadian dollars)
	For the three months
	ended September 30,
	2005	2004*

Revenue
Oil and gas revenue	$325,247	$211,236
Less: royalties	38,165	47,826
	287,082	163,410

Expenses
Operating and transportation	100,433	78,836
Depletion and accretion	186,418	143,584
Administrative expenses	425,457	596,452
Interest	621	250
	712,929	819,122
Loss before the following	(425,847)	(655,712)

Foreign exchange gain	248,751	438,765
Oakwell claim (Note 7)	(98,573)	(97,642)
Interest income	105,849	84,032
Cash distributions from marketable securities	50,184	-
Other income	-	16,822
Gain on sale of marketable securities	115,027	-

Net loss from continuing operations	(4,609)	(213,735)

Net income from discontinued operations (Notes 4 and 6)	-	302,933

Net income (loss)	(4,609)	89,198

Deficit, beginning of period	($36,412,003)	(36,249,254)

Deficit, end of period	($36,416,612)	($36,160,056)

Net income (loss) per common share	($0.001)	$0.02

Net loss from continuing operations per

common share	($0.001)	($0.05)

Weighted average common shares
outstanding (thousands)	4,059	4,059

Fully diluted net income per common share	antidilutive	$0.02

*Comparative figures have been reclassified to conform to the current periods financial statement presentation (See Notes 4 and 6) .

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)
	For the three months
	ended September 30
	2005	2004*

Cash provided by (used in)

Operating activities
Net income (loss) from continuing operations	($4,609)	$89,198
Adjustments to reconcile net income to
net cash provided by operating activities
Depletion and accretion	186,418	143,584
Oakwell claim	(304,890)	(341,123)
Stock option benefit	3,736
Unrealized foreign exchange loss	152,837	102,004
Gain on sale of marketable securities	(115,027)	-
	(81,535)	(6,337)
Net change in non-cash working capital
Receivables	(538,046)	(260,924)
Accounts payable and accrued liabilities	606,177	(42,712)
Cash used by operating activities
from continuing operations	(13,404)	(309,973)
Cash provided by operating activities
of discontinued operations	-	2,063,496
	(13,404)	1,753,523

Financing activities
Financing activities of discontinued operations	-	(1,021,719)
	-	(1,021,719)

Investing activities
Oil and gas interests	(1,189,201)	(160,746)
Purchase of marketable securities (net)	230,192	-
Investing activities of discontinued operations	-	(429,155)
	(959,009)	(589,901)

Increase (decrease) in cash	(972,413)	141,903
Cash, beginning of period	5,286,315	600,313
Cash, end of period	$4,313,902	$742,216

Cash, end of period consists of:
Cash	$1,939,253	$742,216
Money market funds	$2,374,649	$0

*Comparative figures have been reclassified to conform to the current periods financial statement presentation (See Notes 4 and 6) .

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.

Notes to Unaudited Consolidated Financial Statements

For the Period Ended September 30, 2005

(Expressed in Canadian Dollars)

1.   Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended June 30, 2005. These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements together with notes for the year ended June 30, 2005. For further detailed discussions please refer to the Company's Management Discussion and Analysis for the three month period ending September 30, 2005.

The Company's primary activities include investment in, exploration and development and production of oil and gas. The unaudited consolidated financial results for the periods ending September 30, 2005 and 2004 include the accounts of the Company and it's subsidiary Euro India Canara Private Limited which are carried on the balance sheet at nil. The results of operations of its former wholly owned subsidiaries, held through M&M Engineering Limited ("M&M") are accounted for as discontinued operations (See Notes 4 and 6).

Operating results for the three months ended September 30, 2005 are not indicative of the results that may be expected for the full year ending June 30, 2006.

The Company's ability to continue as a going concern is primarily dependent upon the enforceability of the Oakwell Claim (see Note 7).  If the application of the judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company's financial condition.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations.  If the "going concern" assumption is not appropriate for these consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

2.

Seasonality and Trend Information

Oil and gas production is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

3.

Segmented information

The Company's operations consist of one operating segment in the oil and gas industry, which includes investment in, exploration, development and production of oil and gas. These operations consist of one cost centre, Canada.

4.

Discontinued Operations

On February 1, 2005 the Company divested of its interests in M&M for cash proceeds of Cdn. $7,361,989. The transaction was a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company. Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash.

The results of M&M have been accounted for as discontinued operations. Estimated disposal costs have been included in the net income from discontinued operations.

EnerNorth Industries Inc.

Notes to Unaudited Consolidated Financial Statements

For the Period Ended September 30, 2005

(Expressed in Canadian Dollars)

5.

Share Capital

Authorized:

Unlimited number of Common Shares, without par value

Unlimited number of Class A Preference Shares, Series I

Unlimited number of Class A Preference Shares, Series II

Issued
	Common shares

-	-	#	-	Consideration
	Balance, as at June 30, 2005 and September 30, 2005	4,059,009	-	$43,339,132

Contributed Surplus
					Value
	Balance, as at June 30, 2005				$149,109
	Issuance of options				3,736
	Balance, as at September 30, 2005		-	-	$152,845

Common share purchase warrants

Exercise	Expiry	2005	2004
Price	Date	#	#
US$ 1.80	December 31, 2004	-	533,332
		-	533,332

Common share purchase options

Exercise		Expiry	2005	2004
Price		Date	#	#
US$0.75		February 28, 2010	600,000	-
US$1.77		July 15, 2008	15,000	-
-	-	-	615,000	-

Of the options priced at US$0.75, 5,000 vest March 1, 2006. Of the options priced at US$1.77, 10,000 vest July 15, 2006 and 5,000 vest on July 15, 2007.

6.

Comparative Figures

As a result of discontinued operations the comparative unaudited consolidated financial statements have been reclassified from statements previously presented to conform to the September 30, 2005 presentation.

7.    Oakwell Claim

The Oakwell Claim relates to a Singapore judgment against the Company plus costs and interest. On August 2, 2005 the Superior Court for the Province of Ontario ruled that the Singapore judgment was enforceable in Ontario with costs. The Company filed  notice of appeal of the August 2, 2005 ruling and the appeal date has been set for April 10, 2006.

ENERN\ORTH INDUSTRIES INC.

Management's Discussion and Analysis

of Financial Condition and Operating Results

First Quarter

September 30, 2005

(unaudited)

1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1 Telephone: 416-861-1484 Facsimile: 416 861-9623 www.enernorth.com

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

The following discussion and analysis of EnerNorth Industries Inc. ("EnerNorth" or the "Company") should be read in conjunction with the Company's Audited Consolidated Financial Statements for the fiscal years ended June 30, 2005 and notes thereto. This Management Discussion and Analysis is dated November 10, 2005.  Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

Certain measures in this Management's Discussion and Analysis do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles such as netback and other production figures and therefore are considered non-GAAP measures. Therefore these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this management discussion and analysis in order to provide shareholders an potential investors with additional information regarding the Company's liquidity an its ability to generate funds to finance its operations.

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company.  The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions.  These statements reflect the current beliefs of management of the Company, and are based on current available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements.  (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors. The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings".  A link to the Company's Canadian Securities Commissions filings can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com, and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.  The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

OVERVIEW

The Company is a corporation amalgamated under the laws of the Province of Ontario and is provincially registered in the Provinces of Alberta, British Columbia and Newfoundland. The Company's primary activities are investment in, exploration and development and production of oil and gas.

Effective February 1, 2005 the Company divested of its interest in M&M Engineering Limited ("M&M") for cash proceeds of $7,361,999. The transaction was a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company. Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash and M&M assigned to the Company 100% of 10915 Newfoundland Limited, and 100% of 11123 Newfoundland Limited. Effective June 29, 2005 the Company sold its 100% interest in 10915 Newfoundland Limited and 11123 Newfoundland Limited for cash proceeds of $175,000.

The unaudited consolidated financial results for the three month periods ending September 30, 2005 and 2004 include the accounts of the Company as well as an investment in Konaseema EPS Oakwell Power Limited ("KEOPL") a company incorporated in India that is developing a power project in Andhra Pradesh, India, and investments in marketable securities. The Company through its wholly-owned subsidiary EPS Karnataka Power Corp. ("EPS Karnataka") an Ontario corporation, holds 97% of Euro India Power Canara Private Limited ("EIPCL") an Indian corporation that is carried at Nil on the balance sheet and consolidated statement of operations of the Company. Management has evaluated the effect that EIPCL accounts would have on the unaudited consolidated financial statements of the Company at September 30, 2005 and September 30, 2004 and concluded that such amounts would be insignificant under GAAP.

The Company's oil and gas operations are located in Alberta, British Columbia and Ontario, Canada.  The Company's financial results are influenced by its business environment. Risks include, but are not limited to: crude oil and natural gas prices; cost to find, develop, produce and deliver crude oil and natural gas; demand for and ability to deliver natural gas; government regulations and cost of capital.

The unaudited consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company's ability to continue as a going concern is dependent upon the enforceability of the Oakwell Claim (See Note 21 of the Company's Audited Consolidated Financial Statements for the period ending June 30, 2005). If the application of the Judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company's financial condition. The Company's unaudited consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the "going concern" assumption is not appropriate for these unaudited consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

GLOSSARY OF ABBREVIATIONS

Bbl

barrel

Bbl/d

barrels per day

Boe

barrels of oil equivalent (6 thousand cubic feet of gas is equivalent to one barrel of oil)

Boe/d

barrels of oil equivalent per day

Mcf

1,000 cubic feet of natural gas

Mcf/d

1,000 cubic feet of natural gas per day

NGL's

Natural Gas Liquids

NGL's/d

Natural Gas Liquids per day

TO CONVERT
From	To	Multiply By
Mcf	cubic meters	28.317
Meters	cubic feet	35.494
Bbls	cubic meters	0.159
Cubic meters Hectares	Bbls Acres	6.289 2.471

(1)                A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation.

RISKS AND UNCERTAINTIES

The Company's producing wells are subject to normal levels of decline and unavoidable changes in operating conditions in facilities operated by third parties. The Company's production revenue is subject to commodity price fluctuations over which the Company has no control.  Some of the business risks could include:

  volatility in market prices for oil and natural gas;

  reliance on third party operators;

  ability to find or produce commercial quantities of oil and natural gas;

  liabilities inherent in oil and natural gas operations;

  dilution of interests in oil and natural gas properties;

  uncertainties associated with estimating oil and natural gas reserves;

   new prospects and exploration activities may have inherent risks;

  competition for, among other things, financings, acquisitions of reserves, undeveloped lands and skilled personnel; and

  governmental regulation and environmental legislation.

OVERALL PERFORMANCE

The Company's overall performance for the three months ended September 30, 2005 can be highlighted by an increase of gross revenues of 54% to $325,247 for the three month period ending September 30, 2005 versus $211,236 for the three month period ending September 30, 2004. As a result net oil and gas revenue increased 76% to $287,082 for the three months ended September 30, 2005 compared to $163,410 for the three month period in 2004.

Net loss from continuing operations decreased 98% to $4,609 for the three month period ending September 30, 2005 versus a net loss from continuing operations of $213,735 for the three month period ending September 30, 2004. During the three month period ended September 30, 2005, the Company incurred $251,591 in litigation expenses and accrued $98,573 related to the Oakwell Claim. During the same period in 2004, the Company incurred $306,233 of litigations expenses and accrued $97,642 related to the Oakwell Claim. (See "Critical Accounting Estimates -Oakwell Claim" below).

OPERATING RESULTS

First Quarter 2005 versus First Quarter 2004

Production Volumes. For the three month period ending September 30, 2005 average production volumes increased 80% to 62 boe/d compared to 34 boe/d for the same three month period in 2004.  Overall increases were due to additional production from the Company's Farrow, Sibbald and Olds-Davey properties located in Alberta Canada.

For the three month period ending September 30, 2005 average gas production increased 35% to 231 mcf/d compared to 171 mcf/d for the same three month period in 2004.  Increased gas production was due to additions from the Company's Sibbald and Olds-Davey properties, Alberta.

For the three month period ending September 30, 2005 average natural gas liquids production increased 172% to 13 bbls/d compared to 5 bbls/d for the same three month period in 2004. Increases in natural gas liquids was primarily attributed to a workover of the Company's Kaybob, Alberta property.

For the three month period ending September 30, 2005 average oil production increased to 11 bbls/d compared to 1 bbls/d for the same three month period in 2004. Increased oil production was due to additions from the Company's Farrow and Sibbald properties, Alberta.

Commodity Prices. During the three month period ending September 30, 2005, commodity prices increased by 55% to an average of $57.67 per boe compared to $37.29 per boe for the three month period in 2004. These price increases reflect the general price increase in the respective commodities.

Average gas prices per mcf increased by 60% to $9.73 during the three month period ending September 30, 2005 compared to $6.07 per mcf for the three month period ending September 30, 2004.

Average natural gas liquids prices per barrel increased by 24% to $47.01 during the three month period ending September 30, 2005 compared to $37.95 per barrel for the three month period ending September 30, 2004.

Average oil prices per barrel increased by 22% to $68.30 during the three month period ending September 30, 2005 compared to $55.91 per barrel for the three month period ending September 30, 2004.

Gross oil and gas revenue. The Company's gross oil and gas revenue of $325,247 for the three month period ending September 30, 2005 increased by 54% from $211,236 for the comparative three month period ending September 30, 2004. Revenue growth was driven by both production increases and increases in commodity prices. Production increases stemmed primarily from re-completed wells in the Sibbald area, commencement of production from previously drilled gas wells in the Olds-Davey area and the remedial work completed on an oil well in the Farrow area.

Royalties. Royalties decreased by 20% to $38,165 for the three month period ending September 30, 2005 compared to $47,826 for the three month period ended September 30, 2004. Royalties decreased by 42% to $6.77 per boe compared to $11.72 per boe in 2004.

Net Revenue. The Company's net revenues for the three month period ending September 30, 2005 increased by 76% to $287,082 compared to $163,410 for the comparative three month period ending September 30, 2004.

Operating and transportation. Operating and transportation costs were $100,433 for the three month period ending September 30, 2005, 27% higher than operating and transportation costs of $78,836 during the comparable three month period in 2004. Higher costs were a result of increased production volumes primarily on the Company's Sibbald, Olds/Davey and Farrow, Alberta properties. During the three month period ended September 30, 2005 production cost per boe increased by 29% to $21.30 per boe compared to $16.52 per boe during the same period in 2004.

Depletion and Accretion. For the three month period ending September 30, 2005, depletion and accretion expense was $186,418, 30% higher compared to $143,584 for the three month period in 2004.  The increased depletion and accretion was a result of higher production volumes and a higher value of properties in the depletion pool.

Administrative Expenses. Administrative expenses of $425,457 for the three month period ending September 30, 2005 were 29% less than administrative expenses of $596,452 the previous year. The primary component of administrative expenses for the three month period ending September 30, 2005 was related to litigation expenses of $251,591 versus $306,233 for the previous three month period ending September 30, 2004.

Foreign Exchange. For the three month period ending September 30, 2005 the gain on foreign exchange was $248,751 compared to a foreign exchange gain of $438,765 for the three month period in 2004. The foreign exchange gain during fiscal 2005 and fiscal 2004 related to appreciation in the Canadian dollar relating to the Oakwell Claim. This gain was partially offset by a foreign exchange loss relating to Company's investment in KEOPL.

Oakwell Claim. For the three month period ending September 30, 2005 the provision on the Oakwell Claim increased by $98,573 versus $97,642 for the three month period ending September 30, 2004. The provision in both cases related to accrued interest on to the Singapore Judgment (See "Critical Accounting Estimates -Oakwell Claim" below).

Interest income. For the three months ending September 30, 2005 interest income was $105,849, 26% higher compared to $84,032 for the comparable three month period in 2004.  The increase in interest income was related to interest payments accrued on the Company's KEOPL investment as well as interest on cash held in short maturity investments.

Cash distributions from marketable securities. At September 30, 2005 the Company holds a portfolio of marketable securities, which contains a portion of oil and gas related trust units. These trust units have a fixed yield distribution to owners of the units. From July 1, 2005, to September 30, 2005 the Company earned $50,184 on cash distributions from trust units versus nil for the previous three month period in 2004.

Gain on sale of marketable securities.  For the three month period ending September 30, 2005 the Company sold a portion of it's portfolio of marketable securities resulting in a gain on disposition of $115,027. For the comparable period ending September 30, 2004 there were no dispositions from the portfolio of marketable securities.

Net loss from continuing operations.  Net loss from continuing operations decreased 98% to $4,609 for the three month period ended September 30, 2005 compared to a net loss of $213,735 for the three month period ending September 30, 2004. Net loss from continuing operations were lower due to increased cash flow from the Company's oil and gas operations, decreased administration expenses, gain on sale of marketable securities and cash distributions which was partially offset by reduced foreign exchange gain.

Net income from discontinued operations. Net income from discontinued operations resulted from the Company's disposition of its Industrial & Offshore Division which was sold February 1, 2005. Net income from discontinued operations was nil for the three month period ending September 30, 2005 versus $302,933 for the same period ended in 2004.

Net income (loss). The net loss was $4,609 for the three month period ending September 30, 2005 compared to a net income of $89,198 for the comparable three month period ending September 30, 2004.

Net loss from continuing operations per share and net income (loss) per share. Net loss from continuing operations per share for the three month period ending September 30, 2005 decreased 98% to $0.001 per share from $0.05 per share for the same three month period 2004. Net loss per share for the three month period ending September 30, 2005 decreased 105% to $0.001 per share compared to net income of $0.02 per share for the same three month period 2004.

Capital Expenditures.  Capital expenditures totaled $1,189,201 for the three months period ending September 30, 2005 compared to $160,746 for the same three month period in 2004. During the three month period ending September 30, 2005 the Company's primary expenditures related to drilling and completion costs of four wells in Buick Creek, North East British Columbia.

SUMMARY OF QUARTERLY RESULTS

Unaudited								
	Fiscal 2006	Fiscal 2005				Fiscal 2004		
	Sept. 30/05	June 30/05	Mar. 31/05	Dec. 31/04	Sept. 30/04	June 30/04	Mar. 31/04	Dec. 31/03
Financial Information:								
Net oil and gas revenue	$ 287,082	$ 149,274	$ 206,044	$ 226,755	$ 163,410	$ 294,439	$ 107,111	$ 125,668
Loss from continuing operations	$ (4,609)	$ (741,216)	$ (771,886)	$ (470,909)	$ (213,735)	$ 17,429	$ (1,340,132)	$ (2,252,480)
Net income (loss)	$ (4,609)	$ (891,216)	$ 1,188,123	$ (548,854)	$ 89,198	$ 724,369	$ (1,760,423)	$ (1,356,962)
Loss from continuing operations per share	$ (0.001)	$ (0.18)	$ (0.19)	$ (0.12)	$ (0.05)	$ 0.00	$ (0.33)	$ (0.55)
Net income (loss) per share	$ (0.001)	$ (0.22)	$ 0.29	$ (0.14)	$ 0.02	$ 0.18	$ (0.43)	$ (0.33)
Fully diluted net income (loss) per share	$ (0.001)	$ (0.22)	$ 0.26	$ (0.14)	$ 0.02	$ 0.16	$ (0.43)	$ (0.33)
Operating Information:								
Average Daily Production								
Natural gas (mcf per day)	231	270	233	342	171	369	126	161
Natural gas liquids (bbls per day)	13	10	14	8	5	9	8	7
Crude oil (bbls per day)	11	13	14	16	1	3	2	8
Total (boe per day)	62	69	67	81	34	74	31	42
Average Commodity Prices								
Natural gas ($/mcf)	$ 9.73	$ 7.41	$ 7.97	$ 5.98	$ 6.07	$ 6.05	$ 8.02	$ 7.53
Natural gas liquids ($/bbl)	$ 47.01	$ 41.81	$ 32.67	$ 32.14	$ 37.95	$ 22.76	$ 30.78	$ 31.13
Crude oil ($/bbl)	$ 68.30	$ 65.76	$ 52.71	$ 42.19	$ 55.91	$ 33.02	$ 40.68	$ 33.30
Total ($/boe)	$ 57.67	$ 48.15	$ 45.68	$ 36.77	$ 37.29	$ 33.97	$ 43.29	$ 40.48
Royalties								
Natural gas ($/mcf)	$ 0.98	$ 1.69	$ 1.18	$ 1.48	$ 1.77	$ 0.72	$ 1.46	$ 1.51
Natural gas liquids ($/bbl)	$ 10.84	$ 9.48	$ 10.03	$ 11.23	$ 19.83	$ 3.95	$ 5.78	$ 7.94
Crude oil ($/bbl)	$ 4.95	$ 8.55	$ 9.07	$ 6.07	$ 4.92	$ 1.85	$ 2.13	$ 5.30
Total royalties ($/boe)	$ 6.77	$ 9.75	$ 8.07	$ 8.58	$ 11.72	$ 4.14	$ 7.50	$ 8.16
Production costs								
Natural gas ($/mcf)	$ 3.36	$ 2.80	$ 1.60	$ 4.27	$ 2.77	$ 2.54	$ 3.35	$ 3.58
Natural gas liquids ($/bbl)	$ 5.71	$ 7.28	$ 5.86	$ 5.71	$ 10.94	$ 15.37	$ 14.08	$ 15.35
Crude oil ($/bbl)	$ 24.07	$ 37.00	$ 21.12	$ 34.03	$ 35.82	$ 13.11	$ 13.41	$ 10.99
Total production costs ($/boe)	$ 17.81	$ 19.24	$ 10.99	$ 24.93	$ 16.52	$ 15.18	$ 18.10	$ 18.42
Netback by Product								
Natural gas ($/mcf)	$ 5.39	$ 2.92	$ 5.19	$ 0.23	$ 1.53	$ 2.79	$ 3.21	$ 2.44
Natural gas liquids ($/bbl)	$ 30.46	$ 25.05	$ 16.78	$ 15.20	$ 7.18	$ 3.44	$ 10.92	$ 7.84
Crude oil ($/bbl)	$ 39.28	$ 20.21	$ 22.52	$ 2.09	$ 15.17	$ 18.06	$ 25.14	$ 17.01
Netback ($/boe)	$ 33.09	$ 19.16	$ 26.62	$ 3.26	$ 9.05	$ 14.65	$ 17.69	$ 13.90

Net revenues from the Company's oil and gas operations have increased over the past eight quarters due to general increases in production rates and commodity prices (See "Trend Information" below). Earnings have tended to recede during the winter months of both fiscal 2005 and 2004 and during the first and second quarter of fiscal 2005 due to increased litigation expenditures related to the Oakwell Claim and the accrual of the Singapore Judgments.  These expenditures and accruals were tied to the timing of court hearings and decisions and do not represent a normal business trend.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of September 30, 2005 was $4,313,902 compared to $5,286,315 at June 30, 2005. During the three month period ending September 30, 2005 the Company's cash used in operating activities from continuing operations was $13,404 versus cash used in operating activities of $309,973 during the comparable three month period in 2004.

The Company expended $1,189,201 related to oil and gas properties during the three month period ended September 30, 2005 versus $160,746 during the previous three month period ending June 30, 2005. The Company also invested $230,192 in marketable securities during the three month period ending September 30, 2005 versus nil in the previous period.

The Company has the resources to meet its present working capital requirements with the exception of the Oakwell Claim.

The Company's primary sources of liquidity and capital resources historically have been cash flows from oil and gas operations, the issuance of share capital, advances from shareholders and cash flows from discontinued operations. The Company expects that primary sources of liquidity and capital resources will be derived from the oil and gas operations, the sale of marketable securities and cash distributions from trust units and a recovery in connection with the arbitration award (See "Critical Accounting Estimates -Valuation of the Company's Investment in KEOPL" below).

With respect to specific estimates that could have a material affect on future operations and cash flows (See "Critical Accounting Estimates - Oakwell Claim and the Valuation of the Company's Investment in KEOPL" below).

Outlook and Prospective Capital Requirements.

Effective February 1, 2005 the Company divested of its interest in M&M for cash proceeds of $7,361,999.  The Company retracted preferred shares of M&M for Cdn $1,000,000 cash.  The Company also sold its interest in 10915 Newfoundland Limited and 11123 Newfoundland Limited for cash proceeds of $175,000.

The Company's oil and gas operations have increased since its inception in 2001. At present, the Company intends to apply significant cash to further develop its oil and gas properties. As part of the Company's oil and gas exploration and development program, management of the Company anticipates further expenditures to expand its existing portfolio of proved and probable oil and gas reserves and exploration properties. Amounts expended on future oil and gas exploration and development is dependent on the results of its ongoing exploration activities and the nature of future opportunities evaluated by the Company. These expenditures could be funded through cash held by the Company or through cash flow from operations. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. With respect to other potential expenditures of the Company see "Critical Accounting Estimates - Oakwell Claim" below.

The Company's long-term profitability will depend upon its ability to successfully implement its business plan. Also, if the Company is not successful in defending against the enforceability of the Oakwell Claim in Canada, there will be a material and adverse impact on the Company's financial position and operations may be curtailed.

The Company expects to apply further cash of approximately $1.2 million on the drilling of a well in the Sibbald area of Alberta and completion of four wells in the Buick Creek area of North East British Columbia. The Company anticipates further additional capital expenditures to tie these wells on to production and to fund ongoing exploration activities.

TREND INFORMATION

Seasonality. The Company's Oil & Gas Division is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business. The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. The continued tight supply demand balance for natural gas is causing significant elasticity in pricing. Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists a tight supply causing prices to remain high.

Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Recently crude oil prices have been kept high by political events causing disruptions in the supply of oil, and concern over potential supply disruptions triggered by unrest in the Middle East.

Political events trigger large fluctuations in price levels. The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

A second trend within the Canadian oil and gas industry is recent growth in the number of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol will have on the sector. Generally during the past year, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry. The Company must compete with the numerous new companies and their new management teams and development plans in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES AND NEWLY ADOPTED ACCOUNTING POLICIES

The Company's significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the audited Consolidated Financial Statements for the fiscal years ended June 30, 2005, 2004, 2003. It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

The most significant accounting policies that impact the Company relate to oil and gas accounting and reserve estimates, future income tax assets and liabilities, and stock based compensation.

The most significant accounting estimates that impact the Company and its subsidiaries relate to the Oakwell Claim and the valuation of the Company's investment in KEOPL.

During fiscal 2005 the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments. The only new accounting policy that was adopted by the Company during the 2004 fiscal year was a new accounting policy guideline for oil and gas accounting according to the new Canadian Institute of Chartered Accountants ("CICA") Handbook guideline ACG-16.

CRITICAL ACCOUNTING POLICIES

Oil and gas accounting and reserve estimates. The Company follows the full cost method of accounting for oil and gas operations under which all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Under the full cost method all of the costs noted above are capitalized, together with the costs of production equipment, and are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at 6,000 cubic feet to 1 barrel of oil.

Under the full cost method costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When reserves are identified as "proven" by independent engineers, or the property is considered to be impaired, then the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.  Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value undiscounted value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices existing contracts and posted average reference prices in effect at the end of the year and forecast current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes. For calculating the fair value the company utilizes a 5% discount factor.

In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value. Also, probable reserves are excluded.

Future Income Tax Assets and Liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on (i) historical taxable income; (ii) projected future taxable income; and (iii) the accounting treatment reflected in Note 11 of the Company's Audited Consolidated Financial Statements. As of June  30, 2005 the Company had $6,944,172 of non-capital losses, Cumulative Canadian oil and gas property expenses of $7,778,236 and capital losses of $10,449,015.

Stock based compensation. The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. During fiscal 2005, the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments.  The primary difference between this new accounting policy and the former policy is that the company calculates the fair value of stock options issued to directors and employees. The Company has chosen to adopt the recommendation prospectively.

As a result of adopting the new accounting policy the Company records compensation expense on all stock options granted. The fair value is recorded at their fair value at date of issuance and the amount is estimated using the Black-Scholes Option Pricing Model.   During the three months ended September 30, 2005 the Company recorded $3,736 of compensation expense related to the issuance of stock options.

CRITICAL ACCOUNTING ESTIMATES

Oakwell Claim.  In March 1997, Oakwell Engineering Limited ("Oakwell") and the Andhra Pradesh State Electricity Board ("APSEB") executed two identical Power Purchase Agreements ("PPA"), providing for Oakwell and/or its sponsors to build, own and operate two identical 100 MW net capacity diesel generator Barge Mounted Power Plants ("BMPP"), fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years.  In June 1997, the Company and Oakwell formed an 87.5%/12.5% joint venture and incorporated an Indian company, EPS Oakwell Power Limited ("EOPL") (now known as KEOPL), to implement the provisions of the PPA's.  Disputes rose between the Company and Oakwell and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPA's and in EOPL.

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement and in August 2002, the Company was named as a defendant in the High Court of the Republic of Singapore, in the matter of Oakwell vs. the Company.  On October 16, 2003 the High Court of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,568,343 at September 30, 2005) plus costs (the "Judgment"). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore. That Court, which is the final Court of Appeal for Singapore, dismissed the appeal on April 27, 2004.

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario ("Superior Court") seeking to enforce the Judgment in Ontario. On August 30, 2004, the Company filed an Application with the Superior Court for a declaration that the Judgment is not enforceable in the Province of Ontario. The hearing of the Applications was held December 6-9, 2004. On June 27, 2005 the Superior Court judge rendered his decision that the Judgment was enforceable in Ontario with costs and on August 2, 2005 the Superior Court issued the formal Order.

On July 13, 2005, the Company filed a Notice of Appeal of the August 2, 2005 Order of the Superior Court with the Court of Appeal for the Province of Ontario.  The date for the appeal has been set for April 10, 2006.

On January 12, 2005, Oakwell filed an Execution Petition before the Hon'ble High Court of Delhi, India against the Company for enforcement of the Judgment and an application for interim relief seeking attachment of the Company's 11,848,200 KEOPL Shares, 100% of the shares of EPS Karnataka which owns 97% of EIPCL.  EIPCL has a PPA secured by a cash deposit in the amount of INR 10,000,000 (approximately CDN $264,100 at September 30, 2005) with the Karnataka State Electricity Board.

On September 9, 2005 the Hon'ble High Court of Delhi, India adjourned Oakwell's Execution Petition to attach the Company's KEOPL Shares, EPS Karnataka shares and EIPCL but ordered that if the Company receives any payments from the sale of its KEOPL Shares, then the proceeds shall be deposited in the Company's account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell's Execution Petition. The Execution Petition is ongoing and the hearing has been adjourned to February 3, 2006.

In the event that Oakwell is successful in India in attaching the Company's KEOPL Shares, EPS Karnataka shares and EIPCL, the Company may not enjoy any potential future gains resulting from its investment in EIPCL, which has been accounted for as discontinued operations.

A provision of CDN $7,651,459 at September 30, 2005 has been made to the Company's financial statements in relation to the Judgment.

If the Judgment is ultimately enforced in Canada, the Company's financial condition would be materially and adversely affected.

HB Capital contingent liability.  A statement of claim has been filed in the Supreme Court of Newfoundland and Labrador, Trial Division, Suit # 1998 St. J. No. 3233 against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $213,871 (US $184,197) and a success fee equal to 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions to the project by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has occurred since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in the Company's unaudited Consolidated Financial Statements for this claim.

The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. Where there is a range of loss, the Company records the minimum estimated liability related to those claims. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates accordingly. Revisions of our estimates of the potential liability could materially impact our results of future operations. If the final outcome of such litigation and contingencies differ adversely from those currently expected, it would result in a charge to earnings when determined.

Valuation of the Company's Investment in KEOPL. As of September 30, 2005 the Company owns 11,848,200 KEOPL Shares formerly known as EOPL.  Pursuant to an Arbitration Agreement between the Company and VBC Ferro Alloys Ltd. ("VBC"), the parent company of KEOPL, an Arbitration Award was passed on October 11, 2003 by Hon'ble Arbitral Tribunal, India (the "Award or Decree") requiring as follows (i) VBC transfer an additional 500,000 equity shares in KEOPL to the Company, and (ii) VBC to buy the original KEOPL Shares for INR 113,482,000 (approximately CDN $2,997,063 million at September 30, 2005) on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure for the KEOPL Project, and, (b) in any event no later than March 31, 2004.  Further, the Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, an additional 500,000 equity shares of KEOPL at a par value of INR 5,000,000 (approximately CDN $132,050 at September 30, 2005) on or before the same dates.  If VBC does not buy the 11,348,200 KEOPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL Shares held by the Company.

VBC raised a dispute regarding the purchase of the KEOPL Shares and on June 24, 2004 the Company filed an Execution Petition against VBC in the Court of the Chief Judge, City Civil Court, Hyderabad, India ("City Civil Court") to enforce the Award. The Execution Petition is ongoing and the hearing has been adjourned until November 21, 2005.

On November 30, 2004 the Company also filed a Company Petition against VBC in the High Court of Judicature of Andhra Pradesh, India (the "High Court") to pass an order for the winding up of VBC under the provisions of the Companies Act, 1956 (India). On April 29, 2005 the High Court passed an Order for the winding up of VBC and awarded the Company costs of the Petition.

VBC appealed before the Division Bench in the High Court of Andhra Pradesh, India to set aside the Order of the High Court dated April 29, 2005. On June 8, 2005 the Division Bench of the High Court of Andhra Pradesh, India passed an Order granting VBC an interim stay of publication of the winding up of VBC only subject to the condition of VBC depositing one-third of the amount of the Decree passed in pursuance of the Award along with the interest earned on the principal amount to the credit of Execution Petition on the file of Chief Judge, City Civil Court, Hyderabad, India on or before July 30, 2005. On September 6, 2005 the High Court passed a further Order extending the date for deposit of one-third of the amount of the Decree to September 30, 2005. VBC complied by depositing Rs. 48,437,900 (Cdn$ 1,279,246) representing one-third of the amount of the Decree plus interest.

On August 1, 2005, the Company filed a Special Leave Petition in the Supreme Court of India seeking special leave to appeal the Order of the Division Bench in the High Court of Andhra Pradesh, India dated June 8, 2005.  The hearing was held October 3, 2005 and the Supreme Court of India declined to set aside the June 8, 2005 order of the Division Bench in the High Court of Andhra Pradesh, India but ordered that court to expedite the hearing.

On September 20, 2004 and November 17, 2004 the Company received interest payments from VBC net of India tax for the period March 31, 2004 to September 30, 2004 and July 1, 2004 to September 30, 2004 in the amount of CDN $84,142 (US $62,800) and CDN $76,366 (US $63,990) respectively.

The investment in KEOPL is recorded at expected net recoverable amount of CDN $3,129,113 at September 30, 2005. Management of the Company assessed the amount recoverable based on (i) the par value of the shares, (ii) an assessment of VBC's ability to pay, (iii) financial closure of the KEOPL project, (iv) the provisions of the Arbitration Award, (v) the pending legal proceedings, and (vi) the likelihood and timing of payment and the deposit of one-third of the amount of the Decree plus the interest due into the City Civil Court, Hyderabad, India. The actual recoverable amount is dependent upon future events including foreign exchange fluctuations and could differ materially from the amount estimated by management.

NEWLY ADOPTED ACCOUNTING POLICIES

Stock Based Compensation: During 2005, the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments.  The primary difference between this new accounting policy and the former policy is that the Company calculates the fair value of stock options issued to directors and employees. The Company has chosen to adopt the recommendation prospectively.

As a result of adopting the new accounting policy the Company records compensation expense on all stock options granted. The fair value is recorded at their fair value at date of issuance and the amount is estimated using the Black-Scholes Option Pricing Model.

Oil and gas accounting: During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16.  The primary difference related to this new accounting standard relates to the application of the ceiling test. Under the new standard the capitalized costs less accumulated depletion and amortization are restricted to the fair value of proved and probable reserves as opposed to the undiscounted value of proved reserves less general and administrative expenses, tax and financing costs. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 be recorded as at July 1, 2003.

OTHER INFORMATION

The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings, including the Company's Annual Form 20F filed as its Annual Information Form, can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.

Management evaluated the effectiveness of the Company's disclosure controls and procedures as of September 30, 2005, and concluded that, as of that date, the Company's disclosure controls and procedures were effective. During the period covered by this report there have been no changes in the Company's internal control over financial reporting that is expected to materially affect or is reasonably likely to materially affect the Company's internal control over financial reporting.

SHARE CAPITAL

As of September 30, 2005 and the date of this Management's Discussion and Analysis:

Authorized:

Unlimited number of Common Shares, without par value

Unlimited number of Class A Preference Shares, Series I

Unlimited number of Class A Preference Shares, Series II

Issued
Common shares

-	-		#	-	Consideration
	Balance, as at June 30, 2005 and September 30, 2005		4,059,009	-	$43,339,132

Contributed Surplus
						Value
	Balance, as at June 30, 2005					$149,109
	Issuance of options					3,736
	Balance, as at September 30, 2005			-	-	$152,845

Common share purchase warrants
	Exercise	Expiry	2005			2004
	Price	Date	#			#
	US$ 1.80	December 31, 2004	-			533,332
			-			533,332

Common share purchase options
	Exercise	Expiry	2005			2004
	Price	Date	#			#
	US$0.75	February 28, 2010	600,000			-
	US$1.77	July 15, 2008	15,000			-
			615,000			-

Of the options priced at US$0.75, 5,000 vest March 1, 2006. Of the options priced at US$1.77, 10,000 vest July 15, 2006 and 5,000 vest on July 15, 2007.

Form 52-109F2 -Certification of Interim Filings

I, Sandra J. Hall, President of EnerNorth Industries Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Interim and Interim Filings) of EnerNorth Industries Inc. (the issuer) for the period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 14, 2005

"Sandra J. Hall"

President

Form 52-109F2 -Certification of Interim Filings

I, Scott T. Hargreaves, Chief Financial Officer of EnerNorth Industries Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Interim and Interim Filings) of EnerNorth Industries Inc. (the issuer) for the period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 14, 2005

"Scott T. Hargreaves"

Chief Financial Officer